UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 14)

T-Mobile US, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872590104
(CUSIP Number)

Dr. Axel Lützner
Vice President DT Legal
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn, Germany
+49-228-181-0
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.          ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
Deutsche Telekom AG IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
52.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 538,590,941 shares of Common Stock held by Deutsche Telekom Holding B.V. (“DT Holding”), (ii) 106,291,623 shares of Common Stock held by Delaware Project 6 L.L.C. (“Project 6”), a wholly-owned subsidiary of SoftBank Group Corp. (“SoftBank”) and subject to the Proxy, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile L.L.C. (“Claure Mobile”), and subject to the Claure Proxy. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members (which shall be defined to include only the persons referred to as Separately Filing Group Members in Schedule B attached to this Amendment No. 14 to this Schedule 13D), Raul Marcelo Claure and Claure Mobile (Raul Marcelo Claure and Claure Mobile, together, the “Claure Parties”).

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy (of which 101,491,623 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

****	Based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
Deutsche Telekom Holding B.V. IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
52.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6, and subject to the Proxy, as of October 6, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile, and subject to the Claure Proxy, as of October 6, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy (of which 101,491,623 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), as of October 6, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy, as of October 6, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

****	Based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
T-Mobile Global Holding GmbH IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
52.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy, as of October 6, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy, as of October 6, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy (of which 101,491,623 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), as of October 6, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy, as of October 6, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

****	Based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
T-Mobile Global Zwischenholding GmbH IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
52.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy, as of October 6, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy, as of October 6, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy (of which 101,491,623 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), as of October 6, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy, as of October 6, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

****	Based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 14 (this “Amendment No. 14”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on November 26, 2013, Amendment No. 2 to Schedule 13D filed with the Commission on January 15, 2014, Amendment No. 3 to Schedule 13D filed with the Commission on March 6, 2018, Amendment No. 4 to Schedule 13D filed with the Commission on April 30, 2018, Amendment No. 5 to Schedule 13D filed with the Commission on July 26, 2019, Amendment No. 6 to Schedule 13D filed with the Commission on February 20, 2020, Amendment No. 7 to Schedule 13D filed with the Commission on April 2, 2020, Amendment No. 8 to Schedule 13D filed with the Commission on June 15, 2020, Amendment No. 9 to Schedule 13D filed with the Commission on June 24, 2020, Amendment No. 10 to Schedule 13D filed with the Commission on June 26, 2020, Amendment No. 11 to Schedule 13D filed with the Commission on July 29, 2020, Amendment No. 12 to Schedule 13D filed with the Commission on October 6, 2020, and Amendment No 13 to Schedule 13D filed with the Commission on May 24, 2021 (as amended and supplemented, collectively, this “Schedule 13D”), is being filed by Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Deutsche Telekom”), T-Mobile Global Zwischenholding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of Deutsche Telekom (“T-Mobile Global”), T-Mobile Global Holding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of T-Mobile Global (“T-Mobile Holding”), and Deutsche Telekom Holding B.V., a limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a direct wholly owned subsidiary of T-Mobile Holding (“DT Holding” and, together with Deutsche Telekom, T-Mobile Global and T-Mobile Holding, the “Reporting Persons”, and each, a “Reporting Person”), pursuant to Section 13(d) of the Exchange Act, and Rule 13d-2(a) thereunder, with respect to the shares of common stock, par value $0.00001 per share (the “Common Stock”), of T-Mobile US, Inc., a Delaware corporation (the “Issuer” or “T-Mobile”).

The Reporting Persons are party to certain agreements with the Separately Filing Group Members and the Claure Parties, which agreements contain, among other things, certain voting agreements and transfer and other restrictions. As a result, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

Except as set forth below, all Items of this Schedule 13D, as amended prior to the date hereof, are materially unchanged. Capitalized terms used in this Amendment No. 14 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

This Item 3 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 4.	Purpose of the Transaction

This Item 4 is hereby amended and supplemented as follows:

The purpose of entering into the Forward Contract described in Item 6 of this amendment is to hedge the risk of increases to the “Exercise Price” as such term is defined under the SB-DT Call Option with respect to up to 20,000,000 shares of Common Stock.  The description of the Forward Contract in Item 6 of this Amendment No. 14 is hereby incorporated by reference.

Item 5.	Interests in Securities of the Issuer

This Item 5 is hereby amended and supplemented as follows:

(a)-(b) The information contained in the cover pages of this Schedule 13D and the information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

As of the date hereof, the Reporting Persons in the aggregate may be deemed to beneficially own 649,882,564 shares of Common Stock, which represent approximately 52.1% of the shares of Common Stock outstanding as of July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021. This includes (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) based solely on the information contained in the Schedule 13D filed by the Separately Filing Group Members, as set forth in Schedule B, an additional 106,291,623 shares of Common Stock beneficially owned by the Separately Filing Group Members (of which 101,491,623 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), and (iii) based solely on the information contained in the Schedule 13D filed by the Claure Parties, as set forth in Schedule B, an additional 5,000,000 shares of Common Stock beneficially owned by the Claure Parties.

Michaela Klitsch, Executive Program Manager STI Operations at Deutsche Telekom AG, beneficially owns 149 shares of Common Stock, which represent less than 0.01% of the shares of Common Stock issued and outstanding on the date hereof. To the best knowledge of the Reporting Persons, Michaela Klitsch has the sole power to vote or direct the vote or dispose or direct the disposition of all of the shares of Common Stock beneficially owned by her.

(c) The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Item 6 is hereby amended and supplemented as follows:

On May 21, 2021, Deutsche Telekom entered into a forward purchase contract (the “Forward Contract”) with an unaffiliated counterparty covering up to a maximum of 20,000,000 shares of Common Stock (the “Shares”).

The Forward Contract provides for cash settlement at its expiration on June 21, 2024.  However, Deutsche Telekom retains the right, subject to certain conditions, to elect physical settlement in whole or in part. Under certain circumstances, the counterparty has the right to physically settle all or part of the Forward Contract notwithstanding Deutsche Telekom’s election to cash settle.

Under the terms of the Forward Contract, Deutsche Telekom will be obligated to make quarterly payments to the counterparty equal to the sum of the daily interest amounts for each day in the preceding period calculated on the basis of a floating rate times the purchase price for the Shares.

If the Forward Contract is settled in whole or in part in cash, if the settlement price (based on the average daily volume weighted price for transactions in the Shares over a period of 20 trading days (or 45 trading days if Deutsche Telekom so elects and the relevant conditions are satisfied) exceeds the purchase price, the counterparty will pay the difference amount to Deutsche Telekom.  If the settlement price is lower than the purchase price, Deutsche Telekom will pay the difference amount to the counterparty.  To the extent that physical settlement is applicable to all or any portion of the Forward Contract, Deutsche Telekom will pay the purchase price per Share times the number of Shares to which physical settlement is applicable to the counterparty and the counterparty will deliver the applicable number of Shares to Deutsche Telekom.

Deutsche Telekom will not have the right to vote, or any investment power as to, the Shares covered by the Forward Contract unless and until it takes physical delivery of any such Shares on the settlement date in accordance with the terms of the Forward Contract.

On August 24, 2021, the counterparty completed its initial hedge, and the number of Shares covered by the Forward Contract has been fixed at 20,000,000. The purchase price for the Shares is $142.88.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 26, 2021

Deutsche Telekom AG

By:	/s/ Dr. Axel Lützner
	Name:	Dr. Axel Lützner
	Title:	Vice President DT Legal

By:	/s/ Roman Zitz
	Name:	Roman Zitz
	Title:	Head of Legal Services International Subsidiaries DT Legal

T-Mobile Global Zwischenholding GmbH

By:	/s/ Dr. Christian Dorenkamp
	Name:	Dr. Christian Dorenkamp
	Title:	Managing Director

By:	/s/ Roman Zitz
	Name:	Roman Zitz
	Title:	Managing Director

T-Mobile Global Holding GmbH

By:	/s/ Franco Musone Crispino
	Name:	Franco Musone Crispino
	Title:	Managing Director

By:	/s/ Dr. Uli Kühbacher
	Name:	Dr. Uli Kühbacher
	Title:	Managing Director

Deutsche Telekom Holding B.V.

By:	/s/ Frans Roose
	Name:	Frans Roose
	Title:	Managing Director

By:	/s/ Ton Zijlstra
	Name:	Ton Zijlstra
	Title:	Managing Director

SCHEDULE B

Certain Information Regarding the Separately
Filing Group Members(1)

Separately Filing Group Member	Aggregate Number (Percentage) of Shares Beneficially Owned(2), (3)	Number of Shares Beneficially Owned With
		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
SoftBank Group Corp.	106,291,623 (8.5%)	0	0	106,291,623	0
SoftBank Group Capital Ltd	0 (0.0%)	0	0	0	0
Delaware Project 6 L.L.C.	106,291,623 (8.5%)	0	0	106,291,623	0

(1) See the Schedule 13D/A filed on October 6, 2020 by the Separately Filing Group Members, which includes information regarding each Separately Filing Group Member’s jurisdiction of organization, principal business, address of principal office and other information.

(2) The information shown in the table with respect to the number of shares beneficially owned by the Separately Filing Group Members is based on the number of shares of Common Stock beneficially owned by each Separately Filing Group Member as of October 6, 2020.

(3) The denominator in the percentage calculation is based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

Certain Information Regarding the Claure Parties(4)

Claure Party	Aggregate Number (Percentage) of Shares Beneficially Owned(5), (6)	Number of Shares Beneficially Owned With
		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Raul Marcelo Claure	7,034,791 (0.6%)	2,034,791 (7)	0	7,034,791	0
Claure Mobile L.L.C.	5,000,000 (0.4%)	0	0	5,000,000	0

(4) See the Schedule 13D filed on July 24, 2020 by the Claure Parties, which includes information regarding each Claure Party’s jurisdiction of organization, principal business, address of principal office and other information.

(5) The information shown in the table with respect to the number of shares beneficially owned by the Claure Parties is based on the number of shares of Common Stock beneficially owned by each Claure Party as of July 24, 2020.

(6) The denominator in the percentage calculation is based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

(7) Based on the Schedule 13D filed on July 24, 2020 by the Claure Parties, Raul Marcelo Claure holds 2,034,791 shares of Common Stock not subject to the Claure Proxy.